UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
SIRTRIS PHARMACEUTICALS, INC.
(Name of Subject Company)
SIRTRIS PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82968A105
(CUSIP Number of Common Stock)
Christoph Westphal, M.D., Ph.D.
President and Chief Executive Officer
200 Technology Square
Cambridge, MA 02139
(617) 252-6920
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Marc Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 2, 2008 (the “Statement”), by Sirtris Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by Fountain Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), disclosed in a Tender Offer Statement on Schedule TO dated May 2, 2008 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding shares of common stock, par value $0.001, of the Company (the “Shares”), at a price of $22.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2008, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Statement as Exhibits (a)(2) and (a)(3) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 8. Additional Information.
     Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:
     “(h) Expiration of Offering Period; Completion of Offer.
     On June 2, 2008, GSK issued a press release announcing the expiration of the offering period and the successful completion of the Offer, which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference. GSK and Purchaser have advised the Company that, as of the expiration of the initial offering period at 12:00 Midnight, New York City time, on Friday, May 30, 2008, a total of approximately 28,931,756 Shares were validly tendered to Purchaser and not withdrawn, representing approximately 97.4% of the Shares outstanding. Purchaser has accepted for payment all Shares that were validly tendered during the initial offering period, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.”
Item 9. Exhibits.
     The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(e)(13)	Press release issued by GSK on June 2, 2008 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2008	SIRTRIS PHARMACEUTICALS, INC.

	By:	/ S / Christoph Westphal
Christoph Westphal President, Chief Executive Officer and Vice Chairman